EXHIBIT 99.1

PyroGenesis Announces Receipt and Completed Production of 100kg Titanium Powder Order for 3D Printing from Aubert & Duval

MONTREAL, May 19, 2022 (GLOBE NEWSWIRE) -- PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX: PYR) (NASDAQ: PYR) (FRA: 8PY), a high-tech company (hereinafter referred to as the “Company” or “PyroGenesis”), that designs, develops, manufactures and commercializes advanced plasma processes, high quality plasma atomized metal powder for 3D printing, and sustainable solutions which are geared to reduce greenhouse gases (GHG), is pleased to announce that, the Company has received and completed a significant commercial order for Titanium powders under its mutually exclusive partnership agreement (the “Agreement”) with Aubert & Duval (the “Client”). The Agreement outlines a strategy between the parties to supply plasma atomized titanium powder, on a mutually exclusive basis, to the Additive Manufacturing (“AM”) Market in Europe.

PyroGenesis is also pleased to confirm that this commercial batch of powder was produced at its state-of-the-art production facility located in Montreal. The powder was produced using the Company’s NexGen™ plasma atomization system, which is fully operational and making commercial production batches.

“We are thrilled to be fulfilling this commercial order, especially given the fact that it came via our partner Aubert & Duval” said Mr. Massimo Dattilo, VP, PyroGenesis Additive. “According to Grand View Research, the global 3D printing market was valued at USD 13.84 billion in 2021 and is expected to grow at a compound annual growth rate of 20.8% from 2022 to 2030. Given the sheer size of this market and our unique manufacturing process, we believe we are well positioned to capture a significant share of the overall titanium powder market. This order is both an important commercial milestone, as well as further validation of our process and ability to supply some of the highest quality powder produced to the AM industry using our NexGen™ plasma atomization process. We are making larger commercial batches now, not just sample batches, and additional batches are underway. For comparison, previous sample batches were a couple of hundred grams, whereas this production batch is 100kg. It’s an exciting time.”

Aubert & Duval, a subsidiary of Eramet group, is a world leader in industrializing high-performance steel, super alloy, aluminum and titanium alloys for over a century. More specifically, they are a recognized supplier of metal powders for additive manufacturing, serving the Aerospace, Energy, Transport, Medical, Defense, Automotive and other large scale, demanding markets.

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and sustainable solutions which reduce greenhouse gases (GHG), and are economically attractive alternatives to conventional “dirty” processes. PyroGenesis has created proprietary, patented and advanced plasm a technologies that are being vetted and adopted by multiple multibillion dollar industry leaders in four massive markets: iron ore pelletization, aluminum, waste management, and additive manufacturing. With a team of experienced engineers, scientists and technicians working out of its Montreal office, and its 3,800 m2 and 2,940 m2 manufacturing facilities, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization.  The operations are ISO 9001:2015 and AS9100D certified, having been ISO certified since 1997. For more information, please visit: www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.sec.gov. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the NASDAQ Stock Market, LLC accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:
Rodayna Kafal, Vice President, IR/Comms. and Strategic BD
Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/